UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             Geerlings & Wade, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  368473 10 4
                                 (CUSIP number)

                               David J. Roodberg
                              Liquid Holdings Inc.
                              1899 L Street, N.W.
                                  Ninth Floor
                             Washington, D.C. 20036
                                 (202-736-2827)
 (Name, address and telephone number of person authorized to receive notices and communications)

                               February 22, 2000
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)




------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.
368473 10 2
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Liquid Holdings Inc.                              I.R.S.# 06-1557910
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable (This Filing is to report a disposition, not a purchase)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
  NUMBER OF           7      SOLE VOTING POWER

   SHARES                    0**

                     ----------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER

  OWNED BY                   0**

                     ----------------------------------------------------------
   EACH               9      SOLE DISPOSITIVE POWER

REPORTING                    0**

                     ----------------------------------------------------------
 PERSON              10     SHARED DISPOSITIVE POWER

  WITH:                      0**
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0**
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     HC, CO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** ON FEBRUARY 22, 2000, THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF GEERLINGS & WADE, INC. (THE "COMMON STOCK"). AS OF SUCH DATE, THE REPORTING PERSON CEASED TO OWN BENEFICIALLY ANY SHARES OF COMMON STOCK.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.
368473 10 2
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nextra Fund I LLC (f/k/a Liquid Experience II LLC)      I.R.S.# 06-1557981
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable (This Filing is to report a disposition, not a purchase)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF        7      SOLE VOTING POWER

  SHARES                 0**

                 --------------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

 OWNED BY                0**

                 --------------------------------------------------------------
  EACH            9      SOLE DISPOSITIVE POWER

REPORTING                0**

                 --------------------------------------------------------------
 PERSON          10      SHARED DISPOSITIVE POWER

  WITH:                  0**
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0**
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                        [ ]

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.00%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *

        OO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** ON FEBRUARY 22, 2000, THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF GEERLINGS & WADE, INC. (THE "COMMON STOCK"). AS OF SUCH DATE, THE REPORTING PERSON CEASED TO OWN BENEFICIALLY ANY SHARES OF COMMON STOCK.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.
368473 10 2
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ronald S. Haft                                    I.R.S.# ###-##-####
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable (This Filing is to report a disposition, not a purchase)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------------------------------------------------------------------------
 NUMBER OF        7      SOLE VOTING POWER

  SHARES                 0**

                 --------------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

 OWNED BY                0**

                 --------------------------------------------------------------
  EACH            9      SOLE DISPOSITIVE POWER

REPORTING                0**

                 --------------------------------------------------------------
 PERSON          10      SHARED DISPOSITIVE POWER

  WITH:                  0**
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0**
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** ON FEBRUARY 22, 2000, THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF GEERLINGS & WADE, INC. (THE "COMMON STOCK"). AS OF SUCH DATE, THE REPORTING PERSON CEASED TO OWN BENEFICIALLY ANY SHARES OF COMMON STOCK.

                                  INTRODUCTION

     This Amendment No. 1 to Schedule 13D (this "Amendment") is intended to amend and supplement certain information set forth in the Schedule 13D filed on October 8, 1999 by Liquid Holdings Inc., a Delaware corporation, with Liquid Holdings, Nextra Fund I LLC (f/k/a Liquid Experience II LLC), a Delaware limited liability company, and Ronald S. Haft as reporting persons (the "Initial Filing").

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this Amendment relates is the common stock, par value $0.01 per share (the "Common Stock"), of Geerlings & Wade, Inc., a Massachusetts corporation (the "Issuer"). The address of the Issuer's principal executive offices is 960 Turnpike Street, Canton, Massachusetts 02021.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment is being filed by Liquid Holdings Inc., a Delaware corporation (the "Parent"). The Parent was formed specifically for the purpose of consummating the transactions contemplated by the Merger Agreement (as hereinafter defined). It currently owns 100% of the issued and outstanding capital stock of Liquid Acquisition Corp., a Massachusetts corporation (the "Purchaser"), also formed specifically for the purpose of consummating the transactions contemplated by the Merger Agreement.

     The persons reporting information in this Amendment include Nextra Fund I LLC (f/k/a Liquid Experience II LLC), a Delaware limited liability company ("Nextra"), which owns 10,000 shares of the common stock, $0.01 par value per share, of the Parent, representing 100% of the issued and outstanding capital stock of the Parent, and Ronald S. Haft ("RSH," and collectively with Nextra and Parent, the "Reporting Persons"), an individual who owns a 100% interest in Nextra.

     The Parent's principal business address and principal office address is 1899 L Street, N.W., Ninth Floor, Washington, D.C. 20036; its telephone number is (202) 293-4500.

     The business address of Nextra is 1899 L Street, N.W., Ninth Floor, Washington, D.C. 20036. The business address of RSH is 1899 L Street, N.W., Ninth Floor, Washington, D.C. 20036.

     Nextra was formed specifically for the purpose of providing equity financing for the Parent to provide capital for the transactions contemplated by the Merger Agreement.

     RSH is the Chief Executive Officer of Combined Properties, Inc. ("Combined Properties"). Combined Properties is engaged in the development and operation of shopping malls.

     The names of the directors and executive officers of each of the Parent and Nextra, their respective business addresses, citizenship, and present principal occupation or employment and the names, principal business and address of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I attached hereto, which Schedule I is specifically incorporated herein by reference.

     During the last five years, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any of the persons named in
Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any of the individuals named in
Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Amendment relates specifically to the termination of that certain Agreement and Plan of Merger, dated as of September 27, 1999, among Parent, Purchaser and the Issuer (as amended, the "Merger Agreement"), and certain related agreements. The transactions reported in the Initial Filing were not effected and the funds necessary to effect the acquisition of shares of Common Stock were therefore not utilized.

ITEM 4.  PURPOSE OF TRANSACTION.

     As reported in the Initial Filing, pursuant to the Merger Agreement, Purchaser was to merge with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"). In connection with the Merger Agreement, certain shareholders of the Issuer executed a Stockholder Agreement (the "Stockholder Agreement") and the Issuer executed a Company Option Agreement (the "Company Option Agreement").

     Pursuant to the Stockholder Agreement, one of the shareholders party thereto granted the Parent, or an affiliate of Parent, an option (the "Stockholder Option") to purchase, upon the occurrence of certain specified events which are not within the control of the Parent, up to 543,333 shares of Common Stock owned by such shareholder at a purchase price of $10.00 per share. In addition, each shareholder party thereto agreed, so long as the Stockholder Agreement remained in effect, among other things, to vote his shares of Common Stock in favor of the Merger Agreement and the Merger.

     As reported in the Initial Filing, one of the shareholders party to the Stockholder Agreement entered into a Supplemental Agreement (the "Supplemental Agreement") with BankBoston, N.A. (the "Bank") at the time the Merger Agreement was executed. Pursuant to such Supplemental Agreement, the Bank and such shareholder agreed that they would cause the shareholder's shares of Common Stock, which had previously been pledged by the shareholder to the Bank as collateral on certain loans, to be voted in accordance with the provisions of the Stockholder Agreement.

     Pursuant to the Company Option Agreement, the Issuer granted the Parent, or an affiliate of the Parent, an option (the "Company Option") to purchase, upon the occurrence of certain specified events which are not within the control of the Parent, up to 271,667 shares of authorized but unissued shares of Common Stock at a purchase price of $10.00 per share.

     On February 22, 2000, the Merger Agreement automatically terminated pursuant to Section 6.1(f) thereof. Upon such termination, the Stockholder Agreement and the Company Option Agreement, along with the Stockholder Option and the Company Option, and the Supplemental Agreement automatically terminated. Accordingly, the Reporting Persons ceased to have rights concerning the voting or disposition of Common Stock as contemplated in the Stockholder Agreement, the Company Option Agreement and the Supplemental Agreement. As of February 22, 2000, therefore, none of the Reporting Persons beneficially owned any shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) - (b) None of the Reporting Persons beneficially owns any shares of Common Stock.

     (c) Other than as set forth herein, there have been no transactions in the shares of Common Stock effected during the past 60 days by any of the Reporting Persons and, to the best knowledge of each of the Reporting Persons, there have been no transactions in the shares of Common Stock effected during the past 60 days by any of the individuals named in Schedule I attached hereto.

     (d) Not Applicable.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the shares of Common Stock on February 22, 2000.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.

                                     * * *
        This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      LIQUID HOLDINGS INC.


                                      By: /s/     David J. Roodberg
                                          --------------------------------
                                          Name:   David J. Roodberg
                                          Title:  Executive Vice President
                                                  and Treasurer

                                      NEXTRA FUND I LLC
                                      (f/k/a Liquid Experience II LLC)


                                      By: /s/     Ronald S. Haft
                                          --------------------------------
                                          Name:   Ronald S. Haft
                                          Title:  Managing Member


                                      /s/         Ronald S. Haft
                                      ------------------------------------
                                      Ronald S. Haft, individually

Dated:  March 13, 2000


                                   SCHEDULE I

LIQUID HOLDINGS INC.

DIRECTORS:
Name and Business Address           Principal Occupation         Business of Employer

Ronald S. Haft                      Chief Executive Officer      See Item 2 above
Combined Properties, Inc.           of Combined Properties
1899 L Street, N.W.
Ninth Floor
Washington, D.C. 20036

Mr. Haft is a citizen of the United States.

EXECUTIVE OFFICERS:

Name and Business Address           Principal Occupation         Business of Employer

Ronald S. Haft                      Chief Executive Officer      See Item 2 above
Combined Properties, Inc.           of Combined Properties
1899 L Street, N.W.
Ninth Floor
Washington, D.C. 20036

David J. Roodberg                   Executive Vice President     See Item 2 above
Combined Properties, Inc.           of Combined Properties
1899 L Street, N.W.
Ninth Floor
Washington, D.C. 20036

Michael Leavitt                     President of Windlass        Consulting,
Windlass Corporation                Corporation                  specializing in development
10 Monmouth Court                                                of business, strategic,
Brookline, MA  02446                                             marketing and financial
                                                                 plans.

All of the foregoing persons are citizens of the United States.








NEXTRA FUND I LLC

MANAGERS:

Name and Business Address           Principal Occupation         Business of Employer

Ronald S. Haft                      Chief Executive Officer      See Item 2 above
Combined Properties, Inc.           of Combined Properties
1899 L Street, N.W.
Ninth Floor
Washington, D.C. 20036

Mr. Haft is a citizen of the United States.

EXECUTIVE OFFICERS:

None